Exhibit 5.E

EXPENSES

Expenses, other than underwriting discounts and commissions, payable by JBIC in connection with the issuance and sale of the Securities are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of JPY 104.99 = U.S.$1.00, the spot buying rate quoted on the Tokyo Foreign Exchange on February 2, 2021, as reported by the Bank of Japan at 5:00 p.m., Tokyo time, and pound sterling amounts have been translated into U.S. dollar amounts using the exchange rate of GBP 1.00 = U.S.$1.37, the noon buying rate for cable transfers in New York City payable in pounds sterling on January 29, 2021, as reported by the Federal Reserve Bank of New York):

Securities and Exchange Commission registration fee	$1,143
Fiscal Agent’s fee, including printing and engraving the Securities	31,647
Printing expenses	35,350
Legal fees and expenses	42,000
Miscellaneous, including reimbursement in lieu of underwriters’ expenses	232,530

Total	342,670